Exhibit 99.1 Corporate Communications

Iveco Defence Vehicles is awarded contract to deliver amphibious platform to the US Marine Corps in partnership with BAE Systems

Iveco Defence Vehicles will provide its 8x8 amphibious armored platform design, core components and services under a contract arrangement worth up to $400 million US Dollars for the first four years, to support BAE Systems in the frame of their contract with the US Marine Corps.

London, June 20, 2018

In the frame of the contract awarded by the US Marine Corps to BAE Systems’ team for the manufacture of the next generation of Amphibious Combat Vehicles (ACV), CNH Industrial (NYSE: CNHI /MI: CNHI) subsidiary Iveco Defence Vehicles will provide its 8x8 amphibious armored platform design, core components and services.

“This award represents a milestone in the transformation of Iveco Defence Vehicles into a global player”, said Vincenzo Giannelli, President and CEO of Iveco Defence Vehicles. “Through our partnership with BAE Systems on this program, our know-how and technical excellence have been recognized and are placed at the service of the US Marine Corps. We now have the privilege of contributing to building the future of its amphibious combat vehicles”.

The initial award by the US Marine Corps is for 30 vehicles, with options for a total of 204 vehicles.

The ACV is an advanced 8x8 open ocean-capable vehicle that is equipped with a new six-cylinder, 700hp engine, which provides a significant power increase over the current Assault Amphibious Vehicle. The vehicle delivers best-in-class mobility in all terrain and has a suspended interior seat structure for 13 embarked Marines, blast-mitigating positions for a crew of three, and improved survivability and force protection over currently fielded systems. The team has conducted extensive risk mitigation testing and evaluation for water operations, land mobility and survivability that have proven the solution’s capabilities.

CNH Industrial N.V.

25 St. James’s Street

London, SW1A 1HA

United Kingdom

Iveco Defence Vehicles and BAE Systems teamed together in the very early phases of this program to offer a superior solution to the US Marines for their ACV requirement. As a result of this successful teaming relationship, the first 16 prototypes were delivered to the Marine Corps in 2017. Over the past 15 months, the companies supported the US Marine Corps’ Developmental Testing and Operational Assessment of these vehicles whose performance achieved superlative results for water operations, land operations, carry/payload, and protection.

As a leading provider of protected and integrated mobility solutions to military and civil protection customers, Iveco Defence Vehicles brings proven experience, having designed and built more than 30,000 multi-purpose, protected and armored military vehicles in service today.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

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Media contact:

Laura Overall

Corporate Communications Manager

CNH Industrial

Tel. +44 (0)2077 660 338

E-mail: mediarelations@cnhind.com

www.cnhindustrial.com